[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS, PC]
                                                             Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                             Robert S. McCormack
                                                             Dean M. Smurthwaite
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada




July 3, 2007



Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      V2K INTERNATIONAL, INC.
         PRE-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2 FILE NO. 333-141201

Dear Ms. Long:

On behalf of V2K International, Inc. (the "Company" or "V2K"), Amendment No. 3 to the registration statement on Form SB-2 is being filed.

The comments of the Staff in its letter dated June 29, 2007, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, marked to show all of the changes. The numbers circled in the margin correspond to the number of the comment.

PROSPECTUS SUMMARY, PAGE 3 AND BUSINESS, PAGE 20

1. REFER TO PRIOR COMMENT 1. AS REQUESTED PREVIOUSLY, INCLUDE IN THE PROSPECTUS THE INFORMATION THAT YOU GAVE US IN RESPONSE TO PRIOR COMMENT 1: MARKETING SOURCE INTERNATIONAL LLC HAS ENGAGED IN ONLY PRELIMINARY DISCUSSIONS AS OF THIS DATE AND IS STILL NEGOTIATING AN EXCLUSIVE SALES ARRANGEMENT WITH THE OVERSEAS WINDOW COVERINGS MANUFACTURING SOURCE.

         RESPONSE:   Complied.  See the added disclosure on pages 3, 10, 18, and
         20.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 9

2. PLEASE EXPAND THE DISCUSSION OF REVENUE RECOGNITION ON PAGE 11 AND IN THE FOOTNOTES TO THE FINANCIAL STATEMENTS TO DESCRIBE THE ADDITIONAL INDICATORS OF GROSS REVENUE REPORTING INCLUDED IN

Pamela A. Long
Assistant Director
Securities and Exchange Commission
July 3, 2007
Page 2


         YOUR PREVIOUS SUPPLEMENTAL RESPONSES (I.E., LATITUDE IN ESTABLISHING PRICE, DISCRETION IN SUPPLIER SELECTION, AND DETERMINATION OF PRODUCT SPECIFICATIONS).

RESPONSE:  Complied.  See the additional disclosure on pages 11, f-6, and ff-9.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      V2K International, Inc.
         Gordon, Hughes & Banks, LLP